UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) OO

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) PN

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, by the persons named therein, as amended and supplemented by Amendment No. 1 filed on September 17, 2013, Amendment No. 2 filed on October 11, 2013, Amendment No. 3 filed on November 15, 2013, Amendment No. 4 filed on August 1, 2014, and Amendment No. 5 filed on April 2, 2015 (as amended, the “Statement”), is hereby amended and supplemented by this Amendment No. 6 to Schedule 13D (“Amendment No. 6”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On June 2, 2015 (the “Effective Date”), EveryWare Global, Inc. (the “Issuer”) emerged from Chapter 11 bankruptcy pursuant to confirmation of its Joint Prepackaged Chapter 11 Plan, as supplemented (the “Plan”), by the United States Bankruptcy Court for the District of Delaware. Pursuant to the Plan, each share of the Issuer’s preferred stock and Common Stock and each warrant to purchase Common Stock outstanding prior to the Issuer’s emergence from bankruptcy was canceled on the Effective Date. On the Effective Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of Issuer securities. Following the cancellation of outstanding Common Stock and in connection with its emergence from bankruptcy, the Issuer issued new common stock, (the “New Common Stock”) pursuant to the Plan. On the Effective Date, holders of the Issuer’s previously outstanding preferred stock received 10.6 shares of New Common Stock for each share of preferred stock previously held, and holders of the Issuer’s previously outstanding Common Stock and in-the-money warrants received 0.005 shares of the Issuer’s New Common Stock for each share of Common Stock or any in-the-money warrant previously held. Holders other than the Reporting Persons, the Clinton Funds, and Term Loan Lenders (as those terms are defined in the Plan) received an equivalent amount in cash in lieu of New Common Stock. The Plan valued the shares of Common Stock at $0.06 per share for the purpose of issuing New Common Stock. The Reporting Persons received 303,643 shares of New Common Stock in the aggregate pursuant to the Plan, which represents approximately 3.0% of the outstanding New Common Stock. Additional information about the Plan and related Chapter 11 bankruptcy is available at https://cases.primeclerk.com/everyware.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Issuer Emergence from Bankruptcy

On April 7, 2015, the Issuer filed a voluntary petition seeking reorganization relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Proceeding”). At the outset of the Chapter 11 Proceeding, the Reporting Persons held preferred stock, Common Stock, and warrants to purchase Common Stock. On June 2, 2015, the Effective Date of the Issuer’s Plan, the Reporting Persons’ shares of preferred stock, Common Stock, and warrants to purchase Common Stock were cancelled. Upon this cancellation, the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of Issuer securities. Pursuant to the Plan, the Reporting Persons subsequently received New Common Stock as described above under Item 3 of this Amendment No. 6.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons had all warrants to acquire Common Stock and all other shares of Common Stock that they beneficially owned canceled pursuant to the Plan as described under Item 3 of this Amendment No. 6. The Reporting Persons received 303,643 shares of New Common Stock in the aggregate pursuant to the Plan.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owned any shares of Common Stock at the time that the Reporting Persons’ beneficial ownership fell below 5% of the outstanding Common Stock of the Issuer.

(c)	During the past 60 days, the Reporting Persons each had all of their shares of Common Stock canceled pursuant to the Plan confirmed by the United States Bankruptcy Court for the District of Delaware on the Effective Date:

Date	Type of Transaction	Reporting Person	No. of Shares*
06/2/15	Cancellation	Monomoy Capital Partners, L.P.	10,848,950
06/2/15	Cancellation	MCP Supplemental Fund, L.P.	336,773
06/2/15	Cancellation	Monomoy Executive Co-Investment Fund, L.P.	56,084
06/2/15	Cancellation	Monomoy Capital Partners II, L.P.	6,165,051
06/2/15	Cancellation	MCP Supplemental Fund II, L.P.	210,768
06/2/15	Cancellation	Monomoy General Partner, L.P.	11,241,807
06/2/15	Cancellation	Monomoy General Partner II, L.P.	6,359,805
06/2/15	Cancellation	Monomoy Ultimate GP, LLC	17,585,598
06/2/15	Cancellation	Monomoy Capital Management, L.P.	16,014

*	Includes warrants to purchase shares of Common Stock

(d)	Not applicable.

(e)	On June 2, 2015, the Effective Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of Issuer securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of April 2, 2015.

Exhibit 2	Debtors’ Joint Prepackaged Chapter 11 Plan in re: Chapter 11 EveryWare Global, Inc., et al., Case No. 15-10743 (LSS) in the United States Bankruptcy Court for the District of Delaware

Exhibit 3	First Supplement to the Plan Supplement for the Debtors’ Joint Prepackaged Chapter 11 Plan (exhibits D, E, and F only)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2015

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL MANAGEMENT, L.P.

By:	/s/ Andrea Cipriani, under power of attorney